SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of July 2002
                                SANOFI-SYNTHELABO
             (Exact name of registrant as specified in its charter)


                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                         Form 20-F  X       Form 40-F
                                   ---                ---


          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No   X
                                    ---       ---

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Investor Relations


                                                      Paris, July 22, 2002


--------------------------------------------------------------------------------
       ERRATUM - Conference Call 2002 first half-year sales, July 24, 2002
                    Changed Schedule: 12:00 p.m. (Paris time)
--------------------------------------------------------------------------------


Dear Madam, Dear Sir,

Please note that the 2002 first half-year sales conference call for financial analysts, institutional investors and journalists will be held on Wednesday, July 24th, 2002 at 12:00 p.m. (Paris time). This conference call will be held in English.

In order to participate in the conference call, the following numbers are to be dialed 10 minutes before it starts :

         Europe:    +44 (0) 207 984 7576       code:       388340
         US:        +001 (719) 867 0640        code:       388340

A recorded version of the conference will be made available through Wednesday July 31st, 2002:

         Europe:    +44 (0) 207 984 7578       code:       388340
         US:        +001 (719) 457 0820        code:       388340


A live audio webcast of this conference will be made available at our internet site (www.sanofi-synthelabo.com) and a recorded version will be archived through Wednesday, July 31st, 2002.


Yours sincerely,


Philippe Goupit


Investor Relations
Tel: + 33 1 53 77 45 45
Fax: + 33 1 53 77 42 96
E-mail: investor-relations@sanofi-synthelabo.com
Contacts:   Philippe Goupit           Director of Investor Relations
            Isabelle Laurent          Investor Relations Manager
            Elisabeth Barros          Assistant
            Therese Pasquier          Assistant

Investor Relations


                                                      Paris, July 19, 2002



Dear Madam, Dear Sir,
On the occasion of the publication of the 2002 first half-year sales, a conference call for financial analysts, institutional investors and journalists will be held on Wednesday, July 24th, 2002 at 3.00 p.m. (Paris time). This conference call will be held in English.

In order to participate in the conference call, the following numbers are to be dialed 10 minutes before it starts :

         Europe:    +44 (0) 207 984 7576       code:       388340
         US:        +001 (719) 867 0640        code:       388340

A recorded version of the conference will be made available through Wednesday July 31st, 2002:

         Europe:    +44 (0) 207 984 7578       code:       388340
         US:        +001 (719) 457 0820        code:       388340


A live audio webcast of this conference will be made available at our internet site (www.sanofi-synthelabo.com) and a recorded version will be archived through Wednesday, July 31st, 2002.


Yours sincerely,



Philippe Goupit

Investor Relations
Tel: + 33 1 53 77 45 45
Fax: + 33 1 53 77 42 96
E-mail: investor-relations@sanofi-synthelabo.com
Contacts:   Philippe Goupit           Director of Investor Relations
            Isabelle Laurent          Investor Relations Manager
            Elisabeth Barros          Assistant
            Therese Pasquier          Assistant

                   Elitek(TM) (rasburicase) has been approved
                         by the FDA in the United States



Sanofi-Synthelabo announced today that Elitek(TM) (rasburicase) has been approved by the Food and Drug Administration (FDA) in the United States. Elitek(TM) is indicated for the initial management of plasma uric acid levels in pediatric patients with leukemia, lymphoma, and solid tumor malignancies who are receiving anti-cancer therapy expected to result in tumor lysis and subsequent elevation of plasma uric acid.


The rapid increase of plasma uric acid levels is one of the main elements of tumor lysis syndrome, which may be seen shortly following the initiation of treatment of hematological malignancies, especially in children. One of the major complications of tumor lysis syndrome is acute renal failure caused by precipitation of crystals of uric acid in the kidneys. Acute renal failure is a severe and potentially life-threatening complication, which may require renal dialysis.

Elitek(TM) rapidly converts uric acid into a soluble by-product (allantoin), which is readily excreted by the kidneys, thereby permitting optimal treatment of the patient's cancer.

In patients with glucose-6-phosphate dehydrogenase (G6PD) deficiency, Elitek(TM) may cause severe hemolysis and is contraindicated in these patients. Elitek(TM) may cause severe hypersensitivity reactions including anaphylaxis, and its use has been associated with methemoglobinemia. Full prescribing information including the adverse reaction profile is available upon request.

Discovered by Sanofi-Synthelabo, rasburicase is a genetically engineered urate -oxidase enzyme. The product was launched in Europe under the brand name Fasturtec(R) in the first half of 2001, and is currently in clinical development in Japan.

Elitek(TM)is expected to be commercially available in the U.S. in August of this year. Worldwide sales of Fasturtec(R)/Elitek(TM)should reach EUR 100 million in 2005.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 22, 2002

                                          SANOFI-SYNTHELABO


                                          By: /s/ Marie-Helene Laimay
                                              ---------------------------------
                                              Name:  Marie-Helene Laimay
                                              Title: Senior Vice President and
                                                     Chief Financial Officer